Filed by CapStar Financial Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Athens Bancshares Corporation

Commission File No.: 001-37886

Date: June 12, 2018

The following communication is being filed in connection with the merger of Capstar Financial Holdings, Inc. and Athens Bancshares Corporation

Transcript of Investor Call for the merger of Capstar Financial Holdings, Inc. and Athens Bancshares Corporation

JUNE 12, 2018 / 1:00PM GMT

CORPORATE PARTICIPANTS

Claire W. Tucker Capstar Financial Holdings, Inc.—President, CEO & Director

Jeffrey L. Cunningham Athens Bancshares Corporation—President & CEO

Robert B. Anderson Capstar Financial Holdings, Inc.—CFO, Chief Administrative Officer & Principal Accounting Officer

CONFERENCE CALL PARTICIPANTS

Catherine Fitzhugh Summerson Mealor Keefe, Bruyette, & Woods, Inc., Research Division—MD and SVP

Laurie Katherine Havener Hunsicker Compass Point Research & Trading, LLC, Research Division—MD & Research Analyst

PRESENTATION

Operator

Good morning, ladies and gentlemen, and welcome to CapStar Financial Holdings and Athens Bancshares Corporation Merger Conference Call. Hosting the call today from CapStar are Ms. Claire Tucker, President and Chief Executive Officer; Mr. Rob Anderson, Chief Financial Officer and Chief Administrative Officer; and Athens’ President and Chief Executive Officer, Jeffrey L. Cunningham.

Please note that today’s call is being recorded and will be made available for replay on CapStar’s website. Please note that CapStar’s press release, the presentation materials that will be referred to in this call and the Form 8-K that CapStar filed with the SEC are available on the SEC’s website at www.sec.gov and the Investor Relations page of CapStar’s website at www.ir.capstarbank.com.

Also during this presentation, CapStar may make certain comments that constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements reflect CapStar’s current views with respect to, among other things, future events and its financial performance. Forward-looking statements are not historical facts and are based upon CapStar’s expectations, estimates and projections as of today. Accordingly, forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties, many of which are difficult to predict and beyond CapStar’s control. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of today. Except as otherwise required by law, CapStar disclaims any obligation to update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.

In addition, this presentation may include certain non-GAAP financial measures. The risks, assumptions and uncertainties impacting forward-looking statements, and the presentation of non-GAAP financial measures and reconciliation of the non-GAAP measures to the most directly comparable GAAP measures are included in the press release and the presentation materials referred to in this call.

Finally, CapStar is not responsible for and does not edit nor guarantee the accuracy of its teleconference transcripts provided by third parties. The only authorized live and archived webcast and transcripts are located on CapStar’s website.

With that, I am now going to turn the presentation over to Ms. Claire Tucker, CapStar’s President and Chief Executive Officer.

Claire W. Tucker - Capstar Financial Holdings, Inc.—President, CEO & Director

Thank you, operator, and good morning, everyone. We’re really excited to be able to discuss with you this morning what we think is a very important point in the life of CapStar Financial Holdings. As we’ve talked about over many calls in the past and what we stated publicly is that our 4 guideposts in terms of considering any M&A activity really center around 4 things: Something that will create scale because we believe that, that will enhance our ability to leverage our infrastructure and improve our profitability profile; certainly something that would increase our sticky demand deposits as well as lower our cost of funds; third would be the addition of complementary banking services and products; and the fourth item is the ability to generate additional non-interest income through various products and services that we do not currently have.

I think as we go through this discussion, what you’ll see is that we hit on all 4 of those guideposts, which make the transaction all the more compelling for us. I think if you look at the deck on Page 4, the key themes of this really center around the fact that we have 2 growing organizations that have a common vision. We’re all focused on our employees, our shareholders, our communities and our clients. This combination does bring together very seasoned bank operators with very deep experience, very talented, motivated workforces and, as I mentioned, comparable and complementary corporate cultures.

The strategic rationale, I hit on our 4 guidepost, Athens really represents very low beta deposit franchise with excess liquidity and capital to support the growth. This will create a leading Tennessee banking franchise in terms of scale, growth and continuing with an asset-sensitive profile. The East Tennessee market is one that we have been very familiar with and like a lot. Athens is in some growth areas, really expanding from Lenoir City down towards Chattanooga, and we think that with the growth profile there and the extremely talented bankers that they have, this will be very complementary opportunity to expand the company.

I mentioned the complementary product sets. Those really overlap in terms of the work that Athens has done in the title business and the mortgage business, things that mesh well with the CapStar profile. We do believe that it will be a financially attractive transaction. Our projected EPS accretion in 2020 is double digit. We have phased in cost savings throughout ‘19 and ‘20. We have reasonable tangible book value per share dilution. The earnback is less than 4 years, which is something we’ve said we always wanted to strive for in an M&A opportunity.

The IRR is in excess of 20%, and importantly, the proforma risk-based capital ratios are accretive. So we end up even stronger on a capital basis. And it does help us accelerate the achievement of the near-term growth and profitability targets that we have spoken with you about in the past. We do believe that it’s a low-risk transaction, very important to the CapStar team as we talked with the Athens team was to be able to ensure the continuity of the leadership team here in Athens, and we were successful in doing that. Jeff Cunningham will stay on with us as a Executive Vice President, responsible for community banking strategy. Additionally, 2 other key folks, Jay Leggett, who is in our Cleveland and Chattanooga markets, and Mike Hutsell, who is the COO and CFO here in Athens, will be staying. We think that’s very important, as I said, for continuity and endorsement, buying across the organization.

And I think lastly, we do have a proven strong credit risk management practices at both institutions. I referenced the stated M&A objectives. We do believe that it’s a very good cultural fit. As I mentioned, we have 4 constituencies: Our employees, customers, communities and shareholders. And we share a vision to really build a high-performing financial institution.

One of the most attractive attributes of the Athens franchise to us really centers around the wonderful work they have done in creating a very sticky deposit base. This will significantly improve the deposit composition; I referenced the DDA and money market accounts that Athens has, the stability, the market share and importantly, the cost of funds. Effectively CapStar’s cost of funds today is about 88 basis points, Athens is 43 basis points. So we will come down about 45 basis points in terms of our cost of funds. And then outgrowth of that is certainly adding to the balance sheet liquidity and the capacity to fund our future growth.

We do believe that the market being adjacent to our middle Tennessee market is a natural extension for us as we expand the company. In prior earnings calls, we’ve talked about targets that we would be considering, and I think we’ve noted that moving toward East Tennessee would certainly be very attractive to us. The business that Athens does is very complementary to the commercial banking expertise and the middle Tennessee concentration of CapStar.

I referenced to new product capabilities. Athens has done a superior job of developing multiple businesses, including their investment and retirement services, which will complement what CapStar has. They have a consumer finance business as well as real estate settlement entitled services.

Rob will get into the specifics of the financials here in a moment, but we do believe that this is an attractive — this has attractive financial impact and the return profile, measured across EPS, TBV, IRR and the pro forma ROA and ROE.

So I’ll hit on Page 6 of summary of the transaction. We do view this as a partnership. That’s very important to us. The consideration is 100% stock. We have a fixed exchange ratio of 2.864 shares of CapStar common for each share of Athens Federal common. The calculated deal price per share is $57.54, with an aggregate transaction value of $113.5 million, and this is based on CapStar’s closing price per share of $20.09 as of yesterday.

The ownership is roughly 69.3% CapStar, 30.7% for Athens. And it’s important to note as well that we will be adding 2 board members from the Athens board to the board of CapStar.

I mentioned the communities, which we both share a passion for, and accordingly, CapStar has made a commitment to contribute $1.5 million to the Athens Federal Foundation over a 4-year period. We really believe that it’s going to be important to continue to make contributions and support the growth of the community here, and we are proud to be able to do that. The required approvals, obviously, just the customary regulatory and board approvals. And we would expect to close this in the fourth quarter of 2018.

For those of you who may not be familiar with Athens Bancshares Corp, I’ll give you a quick overview. On Page 7, you’ll note the map on the right-hand side of the page that depicts the offices that Athens Federal has along I-75, very complementary to the middle Tennessee market that we have through CapStar. The company was established in 1934, headquartered in Athens, Tennessee, with 10 branches across eastern Tennessee. It’s EOP balance sheet position, total assets of $482 million; loans, $331 million; and deposits of $422 million. So this again is very attractive to CapStar in that it has the capacity for some additional funding, given that their loan-to-deposit ratio was less than 80%.

I referenced the capital, the TCE to tangible assets at 10.44%, very, very strong credit metrics with NPAs of 38 basis points and very low net charge-offs of 2 basis points. The profitability is extremely impressive. What this team has done to build an extraordinary franchise, I think, is depicted at the very bottom. If you look at the ROA of 1.29%, ROE 11.60%, efficiency ratio 65.2%, net interest margin 4.18%, that’s a function of both a good yielding loan book as well as the very low cost of deposits at 43 basis points.

Very quickly I’ll move you over to Page 8. This just really shows you the result of the combination of the 2. The transaction will create a $2 billion asset pro forma financial services franchise with top quartile profitability and will be very well capitalized. If you look at the left-hand side, you’ll note that currently, this is as of June of ‘17, CapStar was #21 in the state in terms of total deposits, Athens was 52 in terms of deposits. If you go to the right-hand side of the page, this is looking at banks in Tennessee with total assets of $1 billion to $10 billion, and this is as of March 31, 2018, so the first quarter. And what that shows is that we elevate to #6 on a pro forma basis for banks between $1 billion and $10 billion of total assets. So we think that’s a meaningful move for the combined companies, and we’re really, really excited about the partnership that we’re creating and what this can mean for our shareholders, our customers, our employees and the communities going forward.

So I will stop there and turn it over to Rob and let him walk you through some of the financial metrics.

Robert B. Anderson - Capstar Financial Holdings, Inc.—CFO, Chief Administrative Officer & Principal Accounting Officer

All right. Thank you, Claire, and good morning, everyone. As Claire mentioned, this was certainly a strategic partnership with our Athens partners, and we’re here with them today taking the call. I do want to talk to you about the funding profile of the pro forma company going forward. I think this is going to be a very attractive piece and certainly one of the bright spots — meant one of the bright spots with the Athens franchise.

First of all, we have spoken to you guys in the past about our deposit challenges, especially in rising rates. And one of the pieces that Athens has done very well is their deposit gathering, with low-cost sticky deposits. If you look at their deposit mix, it’s well-balanced with $425 million of deposits. Their cost of funding is 43 basis points, which was 45 basis points lower than our funding, CapStar’s funding in the first quarter. Combining that would lower our funding to about 74 basis points with over $1.5 billion of deposits and with a good solid mix of deposits with DDA, now money market and CDs.

Most importantly also is the loan-to-deposit ratio. Athens runs a little lower loan-to-deposit ratio than we have. In the past, we are at 91.5%, they are at 79%. So certainly some excess liquidity, which when — combined on a combined balance sheet will be very attractive as we move forward.

If you go to Page 10, I’d like to talk to you about their funding as they have managed that in a rising rate environment. If you look at just the deposit beta in total, we have managed roughly to around a 24% beta with the last 125 basis point increase in the Fed funds rate. Athens, on the other hand, has actually decreased their deposit cost over the same time period in a rising rate environment, and I would challenge a number of people to find an institution that has managed their deposit book as well as the Athens folks have, and that’s going to be attractive to us as we move forward in a rising rate environment as well.

Additionally, they’ve grown their deposits over that same time period roughly 16% on a point-to-point basis, which demonstrates their ability to grow low-cost deposits and to manage their cost over a period of time.

Let me move on to Page 11, on the loan book. Certainly, there are complementary businesses here. As Claire mentioned, our profile is more on a commercial banking, Athens is more on a retail oriented. And that means diversification not only on the business mix but also in geographies as we move to East Tennessee along the I-75 corridor. Also we’ll have with us increased capital base. We’re going to have an increased ability to be positioned as the lead bank in getting our clients’ relationships as a $2 billion institution versus a $1.4 billion institution. And as Claire mentioned, certainly the greater scale will help drive the efficiency and profitability of the bank on a pro forma-type basis.

So with that, let me get into maybe the transaction multiples and some of the assumptions on the deal. As Claire mentioned, the deal is for $113.5 million, which equates to 17.3x last quarter annualized EPS, 2.09 tangible book value per share and a core deposit premium of 15.7%. The cost savings that we have modeled into the deal are around 25% of their noninterest expense base, and those are conservatively phased-in at 60% in year 1 and 100% after that.

The onetime costs are fully in there in the deal at $11.5 million pretax, and the accounting marks are — purchase accounting marks, certainly on the loan side, is around $4.2 million. That is a credit mark, not an interest rate mark. And there are other purchase accounting adjustments that equate to about $5.5 million, with the bulk of that being the real estate that Athens owns and has fully depreciated or near depreciated on their books, and the value of those are higher than the book value. There’s also a smaller piece on the mortgage servicing business, but the bulk of that would be around the real estate.

On the core deposit intangible, there is a 1.5% core deposit intangible on the non-time deposits. That’s certainly amortized over the sum-of-years digits for 10 years. Also, in addition to the transaction multiples, I did want to note that the board did declare a dividend yesterday. And in view of the company’s strong performance and certainly in anticipation of the performance of the combined company, they declared a dividend of $0.04 a quarter yesterday, and that will be paid in the third quarter of 2018.

Additionally, we have identified revenue synergies across the new franchise. Those are not included in the modeling, but we have identified them with our new partners. 21% effective tax rate. So let’s see what that does to the numbers on a pro forma type basis on Page 13. As Claire mentioned, the tangible book value dilution using the crossover method is 6.8% day 1 that will be earned back under 4 years, which was a marker for us as we looked at M&A. Certainly, the EPS accretion with conservative cost saves is very attractive with 6% in year 1 and then over 10%, or 10.5% more specifically, in year 2. Again, we — our pro forma — with a pro forma company, on a combined basis, a $2 billion company, we’re advancing our ROA targets. We believe we can pro forma at 1.25% once cost saves are fully phased-in.

As Claire mentioned, Athens recorded a 1.30% or a 1.29% ROA in this past quarter. So this is a strong profitability franchise on a stand-alone basis, and that will be accretive to the CapStar organization as we go forward.

Certainly, the deposit piece is attractive with excess deposits. We will have a slightly lower loan-to-deposit ratio, which will create some room for us as we grow our loan book. And the cost of the deposits will be anchoring some low-cost funding for us. On a combined basis, first quarter, it would give us about a 74 basis point cost of deposits, down from 88. And certainly, the organizations are going to be well capitalized going forward, on both a combined basis to support organic growth and future acquisitions.

So those are some of the quick summaries. I’ll turn it back to Claire for some closing comments, and then we’ll get into some questions.

Claire W. Tucker - Capstar Financial Holdings, Inc.—President, CEO & Director

Thank you, Rob. Just briefly to summarize, as I mentioned, this does combine 2 organizations that have a shared and common vision of creating a high-performing financial institution across the state. The deal is significantly accretive to CapStar’s deposit base and our overall funding needs. We do believe that’s financially compelling as well as strategically compelling, double-digit earnings accretion. Rob mentioned, the TBV dilution and earnback and an enhanced pro forma capital position. The diversity is a good play, both industry, business mix and geography, certainly balance sheet diversity. Athens is an established highly profitable community bank, with a dominant market share in its primary market, and we are counting on the leaders that will be staying as part of CapStar to continue doing what they’ve done so successfully to continue to enhance profitability.

The combination will create a very strong financial institution, attractive funding, enhanced scale to drive efficiency and the expanded product set.

So to wrap and circle back to my original comments, this does hit on 4 of the 4 guideposts that we’ve always laid out to you in terms of what would constitute an attractive partner for us, and we are absolutely delighted to be able to bring it to you today.

So with that, operator, we’ll open it up for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from Catherine Mealor with KBW.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division—MD and SVP

Maybe one question on the Athens’ residential mortgage portfolio. It’s about 40% of loans. Can you give us a little bit more color on the products in that portfolio and maybe the duration of that portfolio as well? And maybe on that, as a follow-up to that, maybe just, kind of how you think about the growth of that book? Or do you feel like you can bring some of your expertise in on the commercial side for the legacy CapStar to kind of grow the commercial side at Athens further more?

Claire W. Tucker - Capstar Financial Holdings, Inc.—President, CEO & Director

Okay. Catherine, I think, first, let me go back and summarize. You want to get a little bit of color around the residential portfolio that’s here in Athens and then talk about how we would see that going forward. Do I have that correct?

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division—MD and SVP

That’s right.

Claire W. Tucker - Capstar Financial Holdings, Inc.—President, CEO & Director

Okay. I’m going to ask Jeff Cunningham, the present CEO of Athens, to give you a little overview of the residential book, and Mike Hutsell, who is their COO and CFO, will also add some color on that.

Jeffrey L. Cunningham - Athens Bancshares Corporation—President & CEO

Sure. Thanks, Claire. Good morning. This is Jeff Cunningham. As you know, our bank is started as a savings and a loan. We’ve been in the home loan business since our inception. We think we are very knowledgeable in our portfolio. We sell a lot of loans through Freddie Mac, we’re a Freddie Mac Servicer, but we do portfolios and loans as well. We rarely do — would portfolio a loan that has more than a 5-year interest rate lock. And we have portfolio loans that have 1-year adjustable, 3-year, 5 years from time to time for someone, we’ve not stretched out a little farther than that. But as far as the residential portfolio rates that are involved, all of our loans are practically 5 years or less, or the great majority of them, 90-something percent.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division—MD and SVP

Great. Do you think the majority of that book is an ARM product, not a longer-term fixed rate product?

Jeffrey L. Cunningham - Athens Bancshares Corporation—President & CEO

That’s correct.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division—MD and SVP

Okay, great. And then, how do you think about the composition of growth in the loan book moving forward? Do you anticipate to continue to grow the residential mortgage product at a similar pace that we’ve seen? Or do you expect to see more commercial growth in these markets over time?

Jeffrey L. Cunningham - Athens Bancshares Corporation—President & CEO

I think if you look at our performance over the last few years, and in fact the last few quarters, our book is expanding pretty much in all the products that we have. We’re very strong in the central part of our — the Athens and surrounding areas in the home loan, but we also have a lot of commercial and other non-1-to-4. When you stretch out into the market closer to Cleveland, Ooltewah, Chattanooga, on the northern side in Loudon, west Knox county, we tend to do more commercial, but we tend to still do real-estate-based commercial. So being with CapStar, they’re going to allow us do C&I. We practically don’t do any C&I. They’re going to bring that expertise in the SBA as well. But it’s been our strategic plan for the last few years to continue to develop our home loans in our outlying areas as well, heading into the Knoxville and Chattanooga markets. And we have relationships with builders in Chattanooga. So we think that’s a great market and a great opportunity for expansion in the future in both of those places as well as where we operate in the central geographic area of our marketplace.

Claire W. Tucker - Capstar Financial Holdings, Inc.—President, CEO & Director

And Catherine, I’ll add to that. We think it’s very complementary because, as you know, CapStar currently doesn’t do much in terms of the residential mortgage lending on balance sheet. We do have home equity lines that we offer to consumers, private banking clients. But this really is one area that’s a nice diversification of loan book. It’s very complementary and doesn’t create any issues from the standpoint of any real estate concentration guidelines. So we’re very excited about it.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division—MD and SVP

Makes sense. That’s great. And then one quick question maybe for Rob is on the markup, on the $5.5 million fair value write-up. You said most of that was just from their real estate. Is there any interest rate loan mark pointed in that number? And how should we be thinking about that and maybe on your accretable yield as well moving forward?

Robert B. Anderson - Capstar Financial Holdings, Inc.—CFO, Chief Administrative Officer & Principal Accounting Officer

Yes. No, we don’t have the interest rate marks on any of that. The only interest rate mark that we have on right now is on their investment portfolio, which is negligible. The credit mark is all credit, not interest rate. And then on the fixed asset write-up, that’s just the value of those properties.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division—MD and SVP

Okay. And do you anticipate to take an interest rate mark?

Robert B. Anderson - Capstar Financial Holdings, Inc.—CFO, Chief Administrative Officer & Principal Accounting Officer

Yes, there would be some. We’ll figure that out down the road. But — certainly, there’ll be some. But certainly, that would accrete back in once that is determined.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division—MD and SVP

Got it. Okay, got it. And then lastly, also on the core deposit intangible, as we think about that, as rate continues to rise in the back half this year, if we get a June hike, have you kind of thought about the risk of that core deposit intangible moving higher with another rate hike and just the core deposits will have more value and kind of any sensitivity that may have on the upfront [book tuition]?

Robert B. Anderson - Capstar Financial Holdings, Inc.—CFO, Chief Administrative Officer & Principal Accounting Officer

Yes. We have 1.5% CDI on the non-time deposits right now, roughly $6 million. Certainly, I think that’s a fair mark where we have that currently. As we said, we will try closing in the fourth quarter. I would not expect it to move materially from that point.

Operator

(Operator Instructions) Our next question comes from Laurie Hunsicker with Compass Point.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division—MD & Research Analyst

Rob, can you spend some time just walking me through what pro forma tangible book is going to look like, because I think I’ve got some discrepancies versus the back end of your slide deck? So maybe just starting with intangibles, do you have a pro forma intangible number?

Robert B. Anderson - Capstar Financial Holdings, Inc.—CFO, Chief Administrative Officer & Principal Accounting Officer

Yes. So with the deal of $113 million, you’re probably going to come up with about $51 million of goodwill and then probably $6 million on the CDI, which is roughly about $57 million.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division—MD & Research Analyst

Okay. And then perhaps plus another interest rate mark, if we’re adding somewhere in the neighborhood of $68 million for total intangibles, does that sound about right?

Robert B. Anderson - Capstar Financial Holdings, Inc.—CFO, Chief Administrative Officer & Principal Accounting Officer

I don’t think I would go that high. I mean...

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division—MD & Research Analyst

Okay. Or maybe at $65 million or somewhere in that neighborhood?

Claire W. Tucker - Capstar Financial Holdings, Inc.—President, CEO & Director

Depends on what you plug for the interest...

Robert B. Anderson - Capstar Financial Holdings, Inc.—CFO, Chief Administrative Officer & Principal Accounting Officer

Yes. It would be — that’s — I wouldn’t want to go there. I mean, the way we’ve done is plus the cost saves. I mean, you’re going to have about 6.8% tangible book value per share dilution at close. You might not have the preferred marked in there. So maybe I could walk through the share count with you if that’s helpful?

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division—MD & Research Analyst

Yes, that would be helpful. But I just — hang on, I just want to make sure I am getting this piece right. So basically if I am just looking at the premium over deposits, right, if I am just looking at what is you pay over equity, it round numbers to almost $64 million over their tangible common equity, their tangible common is $50 million?

Robert B. Anderson - Capstar Financial Holdings, Inc.—CFO, Chief Administrative Officer & Principal Accounting Officer

Right.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division—MD & Research Analyst

Right. So I am starting with $64 million, okay. Then I’m obviously netting the credit whatever rate marks I’m assuming, I am adding back the net write-up. I mean, round numbers, even if I net $70 million and then I’m also adding your current intangibles of $6 million. I mean somewhere your proforma intangibles, even assuming virtually nothing in terms of an additional rate mark, is going to be about $70 million? Am I thinking about that the right way? That’s pro forma all in you and then combined.

Robert B. Anderson - Capstar Financial Holdings, Inc.—CFO, Chief Administrative Officer & Principal Accounting Officer

Yes, I don’t know, if I would get to that number. Maybe — yes, I’d take it offline with you and certainly go through that.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division—MD & Research Analyst

Okay. Just even — even if — okay here. We’ll just assume 0 rate mark. Your pro forma intangibles will be $69 million. And then I’ve got onetime charges. So you’ve got pretax onetime charges of $11.5 million. So that’s $9 million after tax. So that’s another $9 million that come out, which gets me to pro forma tangible common equity of $175 million on round number 17.5 million shares. So on that almost $1 — $1.30-or-so hit to your tangible book. My tangible book is sub-$10. So when you — or maybe, I guess, this is about the question. When you talk about your 7% tangible book dilution at close, are you including the onetime charges?

Robert B. Anderson - Capstar Financial Holdings, Inc.—CFO, Chief Administrative Officer & Principal Accounting Officer

Yes, it’s fully in there. It’s 6.8%, I wouldn’t round up to 7%.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division—MD & Research Analyst

So you’re 6 — because — all right. So if I am just doing on a back out the $9 million, I mean, that’s $0.52, that’s getting me to 6.9%. So somewhere I am missing something. And I feel like I’m not sure what it is. So where do you have your — or maybe let me ask you this. Maybe this is a better number? What is your pro forma tangible common equity at close? And what is your denominator, what is your share count?

Robert B. Anderson - Capstar Financial Holdings, Inc.—CFO, Chief Administrative Officer & Principal Accounting Officer

Yes. So the share count, let me walk you through kind of the pieces of our shares, which I think would be helpful to your modeling. So our common in CapStar is 11,773,000. We have preferred of 878,000. We’re going to issue shares for Athens, which will add about 5.2 million at the exchange ratio. So they have about $1.8 million of shares at the 2.864, that’s additional 5.2 million. So you’re going to come down to about, with the common and preferred, 17.9 million shares altogether. You add in some of our options and warrants about 430,000 plus the impact of Athens options that we’re rolling, it’s another 590,000, you’re going to come in just under 19 million on a fully diluted basis, around 18.9 million shares.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division—MD & Research Analyst

Okay. And then what is your tangible common equity that you’re working off of?

Robert B. Anderson - Capstar Financial Holdings, Inc.—CFO, Chief Administrative Officer & Principal Accounting Officer

So CapStar at close will be around $150 million, they’re around $56 million. So we’re going to be over $200 million on a pro forma type basis, tangible comp.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division—MD & Research Analyst

Okay. And that does include — that fully reflects the $9 million of after-tax of onetime charges?

Robert B. Anderson - Capstar Financial Holdings, Inc.—CFO, Chief Administrative Officer & Principal Accounting Officer

Yes.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division—MD & Research Analyst

Okay. So round numbers, you’re at a tangible book of $10.5 including that. Yes. So maybe I just need to spend a little bit of time understanding the total pro forma intangibles, as I feel like there’s a disconnect. So maybe I can catch up with you later today.

Robert B. Anderson - Capstar Financial Holdings, Inc.—CFO, Chief Administrative Officer & Principal Accounting Officer

Yes, I’d be glad to do that.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division—MD & Research Analyst

That would be helpful. Okay. And then just going back to the question that Catherine had on accretion. Can you help us understand how you’re modeling in accretion income? Or maybe if you want to think about it more macro, what would the impact to margin be and, obviously, it’s very front ended. But how should we be thinking about that?

Robert B. Anderson - Capstar Financial Holdings, Inc.—CFO, Chief Administrative Officer & Principal Accounting Officer

Yes. Right now, there’s very negligible purchase accounting marks in there. So it’s going to be very small. There’s like $170,000 on the portfolio, and that’s coming in over 5 years. So it’s going to be very negligible to our numbers on a pro forma type basis.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division—MD & Research Analyst

So the purchase accounting accretion impact into your net interest income is going to be very negligible?

Robert B. Anderson - Capstar Financial Holdings, Inc.—CFO, Chief Administrative Officer & Principal Accounting Officer

Negligible right now.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division—MD & Research Analyst

Okay. And then just so that I fully understand too, because I think this is close to where I backed into. When you talk about double-digit earnings accretion, I mean, round numbers, I was using a fully phased-in of an $0.11 per share pickup?

Robert B. Anderson - Capstar Financial Holdings, Inc.—CFO, Chief Administrative Officer & Principal Accounting Officer

It might be a little bit more than that without getting too specific. I mean, on the deal, here is the way I would think about it. I mean, pro forma, we’re going to be a $2 billion organization. Right now, we profile a little bit over 1% ROA. Athens’ profile is at 1.30% ROA. Their margin and cost of deposits are better. So the 2 pieces that are going to move the dial for us are really the margin pickup that’s going to be accretable by layering in Athens with stable funding. The second piece is the cost saves, which we modeled conservatively at 25% of their noninterest expense base, which is roughly $16 million. And that’s going to get phased-in over a period of time, which we think is conservative and reasonable given the deal and how we’ll put the 2 organizations together. So on a pro forma basis, we’re going to profile to about 1.25% ROA in 2020 once full cost saves are modeled in. Credit profiles are similar between the 2 companies in terms of clean credit. The tax line is going to be clean. So it’s really on the margin and the expense line. And as we said, this is a strategic acquisition with cost of funding, excess liquidity and scale and the efficiency, and we’ve leveraged the 2. I mean, that’s how we’re going to get to the 1.25% improved profitability profile.

Laurie Katherine Havener Hunsicker - Compass Point Research & Trading, LLC, Research Division—MD & Research Analyst

Okay. And then just last question. You plan to keep all 10 branches open, is that correct?

Claire W. Tucker - Capstar Financial Holdings, Inc.—President, CEO & Director

Laurie, what I’d say is that we’ll be working very closely with the leadership team here at Athens. There’s probably some strategic planning that they have entered into before we ever came on to the scene, and we want to be cognizant about and really work closely with them.

Operator

And at this time, I’m showing no further questions. I’d like to turn the call back over for closing remarks.

Claire W. Tucker - Capstar Financial Holdings, Inc.—President, CEO & Director

Thank you, operator, and thanks to all of you who’ve joined us today. As I said, we’re really excited about the prospects that exist here with our combination with Athens. We believe it’s going to be the beginning of a very strong partnership going forward, and it’s important that everyone realize we really view it as a partnership. There are a lot of very complementary attributes on both sides. So we think it’s going to be a great combination, and we look forward to our first earnings call when we’re together after we close it later on this year. So thank you for your interest. We greatly appreciate it, and have a good day.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference. This does conclude the program. You may now disconnect. Everyone, have a great day.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; the ability to complete the proposed transaction; the ability to obtain the required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the proposed transaction; any statements of expectation or belief; projections related to certain financial metrics or other benefits of the transaction; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek,” “plan,” “will,” “would,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond CapStar’s control. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that CapStar anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in CapStar’s Annual Report on Form 10-K for the year ended December 31, 2017 and those disclosed in CapStar’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that expected benefits of the proposed transaction may not materialize in the time frame expected or at all, or may be more costly to achieve; the proposed transaction may not be timely completed, if at all; that prior to the completion of the proposed transaction or thereafter, CapStar’s and Athens’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the proposed transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees or other constituents to the proposed transaction; and diversion of management time on merger-related matters. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 will be, considered representative, no such lists should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. For any forward-looking statements made in this communication or in any documents, CapStar claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Forward-looking statements speak only as of the date they are made. CapStar does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Important Additional Information and Where to Find It

In connection with the proposed merger, CapStar will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of CapStar and Athens and a prospectus of CapStar, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF CAPSTAR AND ATHENS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When filed, this document and other documents relating to the merger filed by CapStar with the SEC can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing CapStar’s website at https://ir.capstarbank.com/ under the tab “Financials & Filings.” Alternatively, these documents, when available, can be obtained free of charge from CapStar upon written request to CapStar Financials Holding, Inc., 1201 Demonbreun Street, Suite 700, Nashville, Tennessee 37203, Attention: Investor Relations or by calling (615) 732-6455.

Participants in the Solicitation

CapStar, Athens, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CapStar’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 19, 2018, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Athens will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.